UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                      Washington, DC 20549


                          SCHEDULE 13G

           Under the Securities Exchange Act of 1934

                       (Amendment No.  5)


                 Bentley Pharmaceuticals, Inc.
_____________________________________________________________________________
                        (Name of Issuer)

                          Common Stock
_____________________________________________________________________________
                 (Title of Class of Securities)

                           082657107
                   __________________________
                         (CUSIP Number)

                              13G
CUSIP No.  082657107
_____________________________________________________________________________
 1. NAME OF REPORTING PERSON           S.S. OR I.R.S. IDENTIFICATION NO.

    Renaissance Capital Growth & Income Fund III, Inc.  75-2533518
_____________________________________________________________________________
 2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
    (a)
    (b)
_____________________________________________________________________________
 3. SEC USE ONLY

_____________________________________________________________________________
 4. CITIZENSHIP OR PLACE OF ORGANIZATION
    Texas
_____________________________________________________________________________

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
_____________________________________________________________________________
 5. SOLE VOTING POWER
    872,879 shares
_____________________________________________________________________________
 6. SHARED VOTING POWER
    None
_____________________________________________________________________________
 7. SOLE DISPOSITIVE POWER
    872,879 shares
_____________________________________________________________________________
 8. SHARED DISPOSITIVE POWER
    None
_____________________________________________________________________________
 9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    872,879 shares
_____________________________________________________________________________
10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
    Not applicable
_____________________________________________________________________________
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
    6.39%
_____________________________________________________________________________
12. TYPE OF REPORTING PERSON
    IV
_____________________________________________________________________________

ITEM 1.
    (a) Name of Issuer.
        Bentley Pharmaceuticals, Inc.                             ("Company")

    (b) Address of Issuer's principal Executive Offices
        4890 West Kennedy Blvd., #400
        Tampa, FL 33609

ITEM 2.

    (a) Name of Person Filing
        Renaissance Capital Growth & Income Fund III, Inc.        ("Filer")

    (b) Address of principal Business Office or, if none, Residence 8080 North Central Expwy., Suite 210, LB 59
        Dallas, TX 75206-1857

    (c) Citizenship
        Texas

    (d) Title of Class of Securities
        Common Stock

    (e) CUSIP Number
        75966V105

ITEM 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

    (a) ______ Broker or Dealer registered under Section 15 of the Act

    (b) ______ Bank as defined in section 3(a)(6) of the Act

    (c) ______ Insurance Company as defined in section 3(a)(19) of the Act

    (d)    X   Investment Company registered under section 8 of the Investment
        ______ Company Act

    (e) ______ Investment Adviser registered under section 203 of the Investment
               Advisers Act of 1940

    (f) ______ Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see section 240.13d-1(b)(1)(ii)(F)

    (g) ______ Parent Holding Company, in accordance with section 240.13d-1(b)
               (ii)(G)(Note: See Item 7)

    (h) ______ Group, in accordance with section 240.13d-1(b)(1)(ii)(H)

ITEM 4.  Ownership.

    (a)  Amount Beneficially Owned:
         At December 31, 1998, Renaissance Capital Growth & Income Fund III, Inc. ("Renaissance III") owned $800,000 in 12% Convertible Debentures due February, 2006, convertible at $2.50 per share, and 400,000 shares of common stock. On April 7, 1999, Renaissance III purchased 80,000 shares of the Company's common stock; on April 27, 1999, purchased 15,100 shares of common stock; and on May 14, 1999, purchased 50,000 shares of common stock. On March 20, 2000, the Filer converted its $800,000 12% Convertible Debenture into 320,000 shares of the Company's common stock. On June 30, 2000 Russell Cleveland assigned 7,779 shares of stock options vesting 6/30/00 with an exercise price of $3.00 per share for a ten year term to Renaissance Capital Growth & Income Fund III, Inc. This gives the Filer 872,879 shares of the Company's common stock. The Investment Advisor for Renaissance Capital Growth & Income Fund III, Inc. is Renaissance Capital Group, Inc., which is also Investment Manager for Renaissance US Growth and Income Trust PLC. Renaissance US Growth and Income Trust PLC also owns securities of Bentley Pharmaceuticals, Inc.

    (b)  Percent of Class   6.39%

    (c)  Number of shares as to which such person has:

           (i) sole power to vote or to direct the vote:  872,879 shares
          (ii) shared power to vote or to direct the vote:   None
         (iii) sole power to dispose or to direct the disposition of:
               872,879 shares
          (iv) shared power to dispose or to direct the disposition of:   None

ITEM 5.  Ownership of Five Percent or Less of a Class.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:

ITEM 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Not applicable.

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

         Not applicable.

ITEM 8.  Identification and Classification of Members of the Group.

         Not applicable.

ITEM 9.  Notice of Dissolution of Group.

         Not applicable.

ITEM 10. Certification.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                            SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 7, 2000                     /S/
                         ____________________________________________________
                                    Signature
                         Russell Cleveland, President and CEO
                         Renaissance Capital Growth and Income Fund III, Inc.
                         ____________________________________________________
                                  Name and Title